40-8	CODE OF BUSINESS CONDUCT AND ETHICS

Introduction and Business Philosophy

Employees must also review FEG’s Compliance Procedures Manual for more provisions regarding the organization’s responsibilities towards its clients and further Code of Ethics provisions.

FEG’s reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as a scrupulous regard for the highest standards of conduct and personal integrity.

This Code of Business Conduct and Ethics applies to all employees.

The continued success of the Company is dependent upon our clients' trust, and we are dedicated to preserving that trust.  Employees have a duty to the Company, its customers, and shareholders to act in a way that will merit the continued trust and confidence of the public.

The Company will comply with all applicable laws and regulations and expects its employees to conduct business in accordance with the letter, spirit, and intent of all relevant laws and regulations and to refrain from any illegal, dishonest, or unethical conduct.

In general, the use of good judgment based on high ethical principles, will guide every employee with respect to acceptable conduct.  If a situation arises where it is difficult to determine the proper course of action, the matter should be discussed openly with the Chief Compliance Officer, General Counsel or Chief Management Officer.

Maintaining the highest level of business ethics and conduct is the responsibility of every employee.  If an associate becomes aware that another employee has violated this Code of Business Conduct and Ethics (sometimes referred to herein as “Code”), he or she is obligated to report it in accordance with procedures set forth below.  No one has authority to retaliate against an employee who reports a possible violation honestly and in good faith.  Disregarding or failing to comply with this standard of business ethics and conduct could lead to disciplinary action, up to and including possible termination of employment.

1.           Compliance with Laws, Rules and Regulations

The Company’s policy is to comply with all applicable laws, including, without limitation, employment, discrimination, health, safety, antitrust, securities and environmental laws. No employee of the Company has authority to violate any law or to direct another person to violate any law on behalf of the Company.

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built.  All employees must respect and obey the laws of the cities and states in which we operate.  Although everyone is not expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.           Conflicts of Interest Regarding FEG

Employees must also review FEG’s Compliance Procedures Manual for more provisions regarding conflicts of interests with clients and the organization’s fiduciary duty to those clients.

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company.  A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  Conflicts of interests may also arise when an employee, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.

Conflicts of interest are prohibited as a matter of Company policy, unless approved by the Chief Compliance Officer, General Counsel or Executive Committee.  Conflicts of interest may not always be clear-cut, so if questions arise, employees should consult with the Chief Compliance Officer or General Counsel.  Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel.

3.           Corporate Opportunities

Employees are prohibited from personally benefiting, at the expense of the Company or its clients, from opportunities that are discovered through the use of corporate property, contracts, information or position without the consent of the President.  No employees may use corporate property, information or position for improper personal gain, and no employees may compete with the Company directly or indirectly.  Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.           Confidentiality of Company Information/Use of Company Assets

All employees of the Company are entrusted with Confidential Information.  The term "Confidential Information" means all trade secrets and proprietary information of the Company; skills; knowledge; ideas; customer information (including but not limited to names, addresses, telephone, fax, social security numbers, financial information and the scope of the relationship with the Company); knowledge of customer’s requirements; pricing methods; product mix; sales and marketing techniques; supplier relationships and agreements; and, documentation, processes and know-how used in or pertaining to the Company’s business. Any Confidential Information acquired by an employee shall be used solely in connection with his or her duties, solely for Company purposes and not for personal gain at the expense of the Company or its clients.  Each employee agrees, unless authorized by the Company’s President in writing, to not disclose or provide Confidential Information to any third party, to not use any Confidential Information for the benefit of any party other than the Company, and to not use any Confidential Information to compete with the Company or in a manner detrimental to the Company. Disclosure of Confidential Information between employees shall be limited to those who have a need to know such Confidential Information to discharge their duties to the Company.

All employees should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported to your immediate supervisor for investigation.  Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

5.           Competition and Fair Dealing (Including Gifts)

We seek to outperform our competition fairly and honestly, gaining competitive advantages through superior performance, never through unethical or illegal business practices.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  Each employee should respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  (“Entertainment”, versus “gift,” means participation in an event, including meals, when accompanied by the donor.  “Gifts” mean things received without fair value being given in return in that transaction.)

Employees are expected to participate in entertainment of reasonable magnitude to facilitate business, and its cost should not be in excess of $250.  Payment by anyone other than the Company of costs relating to meals, refreshments, travel arrangements or other items not customary during the course of a meeting or other bona fide business occasion must not be accepted.

Generally no gift should ever be accepted by any Company employee, family member of an associate or agent unless it meets all of the following conditions: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not in excess of $100.00, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations.  Employees may not accept any gift consisting of admittance to an event that is designed primarily for recreation.  In the event that gifts are received exceeding $100.00 in value, the employee receiving it must report the gift to the employee’s immediate supervisor and the Chief Compliance Officer immediately.  (However, gift baskets that are received during the Holiday season and are in excess of $100 in value are not subject to the prohibition if shared among the entire office, but should nevertheless be reported on the monthly “Gift Report Form,” described below.)

Employees should never solicit gifts or entertainment.

Similarly, employees should not offer such gifts, entertainment, or other things of value that might be viewed as inappropriately substantial or otherwise aimed at improperly influencing a client or potential client’s decision-making process.  Gifts given by employees should meet all of the following conditions:  (1) is not a cash gift, (2) is consistent with customary business practices, (3) cannot be construed as a bribe or payoff and (4) does not violate any laws or regulations.  (Please note that additional special considerations apply to gifts and entertainment provided to labor organizations, union representatives and ERISA clients.)

Any uncertainty as to the appropriateness of gifts or entertainment--including the frequency/volume of gifts relating to the same third-party--should be addressed with an employee's immediate supervisor and the Chief Compliance Officer, and such approval obtained before acceptance or giving where possible.

If gifts or entertainment (with the exception of meals) received or provided by employees exceed $100 or $250, respectively, per person per event (accompanying guests must be included in the amount for the person with the FEG relationship), they must be reported monthly on FEG’s “Gift & Entertainment Report Form” within 15 days of month-end.  (All gifts and entertainment provided to labor organizations and union representatives must also be reported, regardless of amount.)  (Employees should report approximate cost when reporting gifts or entertainment received, providing any detail necessary to explain the estimate.)

6.           Charitable Contributions

Employees are permitted to request that the Firm make charitable contributions to a client.  All such charitable donations in excess of $500 must be pre-approved by the President in writing.  The Chief Compliance Officer is responsible for ensuring that the Firm maintains documentation of the contribution and the approval.

Employees must annually report any personal charitable contributions in excess of $500 per calendar year made to any client.

7.           Expense Record-Keeping
The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions.

Many employees regularly use Company purchasing credit cards for travel and other business.  If there is uncertainty with respect to the legitimacy of an expense, the employee should contact his or her immediate supervisor.  Rules and guidelines covering business travel expense and general business expense are available from the Chief Financial Officer.

8.           Company Political Involvement

Employees are free to exercise the right to make political contributions within legal limits, unless such a contribution is otherwise prohibited by other policies of the Company.  The Company will not reimburse any employees for political contributions, and employees should not attempt to receive or facilitate such reimbursements.  Generally, no contribution may be made with the expectation of favorable government treatment in return.

Any employee desiring to run for an elective political office or to accept an appointment to a federal, state or local government office, must secure the written approval of the Company’s President.

9.           Outside Business-Type Activities

Employees should consider carefully any proposed service on the board of directors or trustees or as a general partner of any organization.  Such service must be reported annually to the Firm.  Before an employee may agree to serve in such a capacity that is related directly or indirectly to a Firm client, he or she must secure the written pre-approval of the President.

Employees undertaking any type of financial services, investment related outside business activity for personal profit is generally disfavored, and written pre-approval must be obtained from the Chief Compliance Officer and Executive Committee.

10.           Reporting any Illegal or Unethical Behavior

Any employee who reasonably and in good faith suspects illegal or unethical behavior with regard to the Company's operations or a violation of the Code should report this information to the Chief Compliance Officer, General Counsel and Chief Management Officer.

11.           Compliance Procedures

All employees have a responsibility to understand and follow the Code of Business Conduct and Ethics.  In addition, all employees are expected to perform their work with honesty and integrity in any areas not specifically addressed by the Code.  A violation of this Code may result in appropriate disciplinary action including the possible termination from employment with the Company, without additional warning.

The Code of Business Conduct and Ethics reflects general principles to guide employees in making ethical decisions and cannot and is not intended to address every specific situation.  As such, nothing in this Code of Conduct prohibits or restricts the Company from taking any disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this document.

This Code is not intended to create any express or implied contract with any associate or third party.  In particular, nothing in this document creates any employment contract between the Company and any of its employees.

The Executive Committee of the Company has the exclusive responsibility for the final interpretation of the Code of Business Conduct and Ethics.  The Code may be revised, changed or amended at any time by the Executive Committee of the Company.

We must all work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know right from wrong.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself:  What specifically am I being asked to do?  Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with, and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your immediate supervisor.  This is the basic guidance for all situations.  In many cases, your immediate supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Company resources.  In the rare case where it may not be appropriate to discuss an issue with your immediate supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Chief Compliance Officer, General Counsel or Chief Management Officer.

12.           Whistleblower Protection

Retaliation in any form against an individual who reports a violation of this Code of Business Conduct and Ethics or of law, even if the report is mistaken, or who assists in the investigation of a reported violation, is itself a serious violation of this Code.  Acts of retaliation should be reported immediately to General Counsel or the Chief Management Officer and will be disciplined appropriately.

Revised 02/04/10